Securities and Exchange Commission
Washington, D.C.

Dear Madam or Sir:

On October 17, 2011, UTG, Inc. filed a post effective amendment to its Registration Statement on Form S-4 (Registration No. 333-176708).  The filing was accepted at 5:53:19 p.m. (SEC Accession No. 0000832480-11-000026).  It has come to our attention that the filing was submitted with the wrong Edgar tag.  The file type was shown as an S-4/A, which is the tag for a pre-effective amendment, instead of a POS AM, which is the tag for a post-effective amendment.

For this reason, UTG, Inc. requests the Securities and Exchange Commission to consent to the withdrawal of the amendment for the Form S-4 of UTG, Inc. that was erroneously filed yesterday under tag S-4/A (SEC Accession No. 0000832480-11-000026) pursuant to Rule 477 of Regulation C under the Securities Act of 1933.  UTG, Inc. requests that the amendment be withdrawn with the consent of the Securities and Exchange Commission effective at the time of filing.

Please note there no securities have been sold in connection with this offering.

Sincerely,

UTG, Inc.

/s/ Theodore C. Miller

Theodore C. Miller
Secretary